Mr. Larry Spirgel
Assistant Director
U. S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
United States of America

Re:  Rostelecom OJSC (the "Company")
       Form 20-F for the fiscal year ended December 31, 2004 (the "Form 20-F")
       Filed June 29, 2005
       File No. 1-15094
       Request for extension for filing response to comment letter dated July 28, 2005

Dear Mr. Spirgel:

This letter requests an extension of the deadline for the filing of a response to the Staff's comment letter dated July 28, 2005. We received the Staff's letter in the mail only on August 12, 2005, and never received a faxed copy of the letter because the fax number indicated on the Staff's letter is incorrect. We have begun the process of preparing a response and are working with our accountants and counsel in that regard. Therefore, we kindly request that the Staff provide us until and including September 1, 2005 to file a response to the comment letter.

Could the Staff please direct all future correspondence to my attention at the following fax number: +7 095 787 2850. Thank you for your cooperation.

Sincerely,

(signed)
General Director
Dmitry Ye. Yerokhin

Copies to:     Kathryn Jacobson
                     Dean Suehiro